UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres

75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the Registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF ORANGE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE DATE HEREOF AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY ORANGE.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Operating and Financial Review and Prospects for the Six Months Ended June 30, 2019 and 2020 and Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2019 and 2020
Exhibit 99.2	Capitalization
Exhibit 99.3	Recent Developments Since June 30, 2020

PRESENTATION OF INFORMATION

The financial information presented in this Report on Form 6-K, including the Exhibits attached hereto, is unaudited, unless otherwise noted. In particular, the financial information (i) drawn from the unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and 2020, (ii) with respect to the three month and nine month periods ended September 30, 2019 and 2020, and (iii) for any dates subsequent to September 30, 2020 is unaudited.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

As used herein, the terms “Orange,” “Orange Group,” the “Group,” “we,” “our,” “ours” and “us,” unless the context otherwise requires, refer to Orange together with its consolidated subsidiaries, and the “Company” and “Orange S.A.” refer to the parent company, a French société anonyme (corporation), without its subsidiaries.

This Report on Form 6-K, including the Exhibits attached hereto, contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)), including, without limitation, certain statements made in Exhibit 99.1 and Exhibit 99.3 attached hereto. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “would”, “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, “increase”, “exceed”, “preserve”, “optimize”, “control”, “intend”, “continue”, “maintain”, “invest”, “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or “progression” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to Orange or not currently considered material by Orange, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

●	A significant portion of Orange’s revenues is generated in highly competitive markets where pricing pressure is strong and regulatory decisions are a determining factor.
●	High concentration among Orange’s critical suppliers creates a risk for the Group’s business.
●	Orange’s large geographic footprint and the scope of its activities expose it to diverse geopolitical, macroeconomic, societal and regulatory risks. In particular, the impact that the coronavirus (COVID-19) pandemic may continue to have on Orange’s business and results of operations is highly uncertain and could vary among Orange’s different markets. COVID-19 could have a material impact on the Group’s results of operations and may exacerbate many of the known risks described elsewhere in this document, its Exhibits and in the Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report on Form 20-F”).
●	Orange operates in highly regulated markets and its business activities and results could be materially affected by legislative or regulatory changes, including those with extraterritorial scope, or by changes in government policy in various jurisdictions.
●	In particular in the event of a cyber-attack, Orange is exposed to risks of disclosure, misappropriation or inappropriate modification of personal data, in particular customer data and stakeholder data. These risks have increased due to the Group’s diversification into mobile financial services.
●	Orange is faced with increasing demand for connectivity and must therefore accelerate the deployment of networks while improving the quality of service, but such investments are constrained by the availability of resources.
●	The development of mobile financial services exposes Orange to risks inherent to this sector.
●	Orange is exposed to the risk of an interruption of its services.

●	Orange’s strategy for developing its new sources of growth may not produce the expected results.
●	The shift of Orange’s ecosystem towards a more open and fragmented model enables global players to have a greater stake in the value chain of services and networks.
●	The Group’s brand policy, combined with a strategy of geographic expansion and diversification into new businesses, represents an image risk for the Orange brand.
●	Orange is regularly involved in litigation and regulatory proceedings, the outcome of which could have a material adverse effect on its profits, financial position or reputation.
●	Orange’s results and outlook could be affected if access to the capital markets become difficult or the terms thereof become more onerous.
●	Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.
●	A downgrade or negative change in the outlook of Orange’s credit ratings could increase its borrowing costs and, in certain circumstances, Orange’s access to the capital it needs could be limited.
●	Orange is exposed to risks of corruption, behavior by individuals or groups that does not comply with its code of ethics or policies, or fraudulent behavior.
●	Orange faces a variety of internal and external risks relating to human health and safety.
●	The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms.
●	Orange and some of its stakeholders are exposed to physical and transitional risks related to climate change.
●	In the future, Orange may find it difficult to obtain and retain the skills needed for its business due to numerous employee departures and ever faster changes in its activities.
●	The scope of Orange’s business and the interconnection of the networks mean that Orange is exposed to a variety of acts of technical fraud specific to the telecommunications and mobile financial services sectors.
●	Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, or natural disasters, the increasing frequency of which is caused by climate change.
●	Exposure to electromagnetic fields of telecommunications equipment, as well as the excessive or inappropriate use of telecommunication services and equipment, may be potentially harmful to people’s health.
●	The rapid development of new uses and technologies may jeopardize the commitments made by Orange with regard to reducing the effect of its operations on the environment.
●	Other risks and uncertainties discussed in “Item 3. Key Information—3.D Risk factors” of the 2019 Annual Report on Form 20-F and “Section 1.1.4 Information on trends and the main risks and uncertainties” in Exhibit 99.1 attached hereto.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update these statements in light of new information or future developments. Orange urges you to carefully review and consider the various disclosures it makes in this document, including the Exhibits hereto, concerning the factors that may affect its business, including the disclosures made in “Item 3. Key information—3.D. Risk factors,” “Item 5. Operating and financial review and prospects,” and “Item 11. Quantitative and qualitative disclosures about market risk” in our 2019 Annual Report on Form 20-F and “Section 1.1.4 Information on trends and the main risks and uncertainties” in Exhibit 99.1 attached hereto.

ORANGE

Date: December 9, 2020	By:	/s/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations